UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 01  )*

OMB Number 3235-0145

Tandy Brands Accessories Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

875378101

(CUSIP Number)

Nich Levis
NSL Capital
303 E Berger Street
Santa Fe, NM 87505
505-660-2179

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 02, 2008

(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NSL Capital Management, LLC 20-1273859

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐

3.	SEC USE ONLY

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 326,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 326,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 326,000

12.	Check if the Aggregate Amount Represented by Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 <5%

14.	Type of Reporting Person OO

Item 1. Security and Issuer

Tandy Brands Accessories Common Stock

Tandy Brands Accessories
690 E Lamar Blvd
Arlington, TX

Item 2. Identity and Background

a.	Name

NSL Capital Management, LLC
Nicholas Southwick Levis, CEO

b.	Residence or Business Address

303 E Berger Street
Santa Fe, NM 87505

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Investor

d.
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

I have no criminal convictions in the past five years other than traffic tickets or similar misdemeanors. There was a case against me (non investment related) in 2004 however there was no finding of guilt and the charges were dismissed.

e.
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

None

f.	Citizenship

USA

Item 3. Source and Amount of Funds or Other Consideration

NSL Capital Management manages the hedge fund, Quark Fund, LLC

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

NSL Capital is nominating Nick Levis and Evan Kagan to the board of directors of Tandy Brands Accessories.

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.
Any other material change in the issuer? business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g.	Changes in the issuer? charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Secuirities of the Issuer

a.
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

b.
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

c.
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (?40.13d-191), whichever is less, by the persons named in response to paragraph (a).

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

d.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

e.	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December  11,  2008

Date

NSL Capital Management, LLC
/s/ Nick Levis

Signature

Nick Levis
CEO

Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)